Edwin D. Johnson
Executive Vice President and Chief Financial Officer
February 21, 2008
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

ATTENTION:	Terence O’Brien
Accounting Branch Chief Division of Corporation Finance

AND:	Ryan Rohn
Staff Accountant
Division of Corporation Finance
Ladies & Gentlemen:

Re:	Waste Services, Inc. Form 8-K/A#1 — Filed May 31, 2007 Form 10-Q for the Quarterly Period ended June 30, 2007 — Filed July 26, 2007 Form 8-K/A#2 — Filed September 10, 2007 File No. 000-25955
Set forth below are the responses of Waste Services, Inc. to the comments of the Staff of the Securities and Exchange Commission regarding the above-referenced filings as set forth in the letters dated January 29th and 31st of 2008 (the “Comment Letters”). For your convenience, we have repeated each of the comments set forth in the Comment Letters, numbered them to correspond to the numbering in the Comment Letters and followed each comment with our response. Additionally, we respectfully would like to advised the Staff of our planned earnings release for filing on February 27, 2008 and our deadline for filing our annual report on March 17, 2008.
January 29, 2008 Letter
1.	Please see separate letter dated January 29, 2008, from Leslie Overton, Associate Chief Accountant, in response to prior comment 1.

We are in receipt of your letter dated January 29, 2008. With respect to the requirement to file audited financial statements for the Allied South Florida marketplace, we will plan to proceed to file audited and pro-forma financial statements for the three months ended March 31, 2007 as well as our annual report on Form 10-K to provide an additional year of audited statements.

5002 T- Rex Ave., Suite 200, Boca Raton, FL 33431
Phone: 561-237-3400 Fax: 561-237-3491
E-mail: ejohnson@wasteservicesinc.com

Securities and Exchange Commission
February 21, 2008

June 29, 2007 Transaction
2.	We appreciate your response to our prior comment 2. Please address the following:
w	We have reviewed Exhibit A filed as part of your response dated January 9, 2008. We note that you have calculated your undiscounted cash flows as EBITDA minus capital expenditures. In order for us to better understand the valuation of the 6/29/07 exchange of assets, please provide us your calculations to determine the fair value of the Texas business on the date of the transaction. Compliance with paragraphs 34-37 of SFAS 144 should be clearly evident.

w	Please provide us with your consideration of paragraph 266 of SFAS 109 regarding your valuation of WCA Waste Corporation South Florida operations. In this regard, we note that $4.3 million of income tax obligations are expected in the first 5 years of operations according to the DCF projections used to estimate the fair value of the acquired business.

w	Please provide us with copies of the goodwill impairment tests performed for fiscal year 2007. Please explain to us how projected income tax payments were treated in these tests and please elaborate on the guidance in the last sentence of paragraph B155 in SFAS 142 concerning the consistency of cash flow assumptions.

w	We understand that a primary business purpose of the transaction was to eliminate your main competitor in a specific Florida market. We understand that management expected greater flexibility in its ability to manage prices subsequent to the transaction. We also understand that the primary reason that the transaction was structured to include the $8 million 7 year note was to provide leverage in your ability to enforce the 7 year non-compete agreement. Article 6.1(e) of the 6/29/07 Agreement appears consistent in this regard. We understand that the operating results of the acquired business have been consistent with management’s expectations. Therefore, it remains unclear why the non-compete agreement was only valued at $1.5 million in your purchase price allocation. There is a concern that the corresponding amortization expense may be understated. Please provide your calculations supporting this valuation and reconcile the relatively low value assigned with the factors cited above. Please also qualify the extent to which expected synergies were incorporated into the assumptions used in the valuation of this asset and of the acquired business as a whole. We may have further comment.

w	Since there was no intent to dispose of the Texas assets, these assets were classified as held and used at March 31, 2007; there was no change in the classification of these assets on April 26, 2007, the date of filing our March 31, 2007 interim report on Form 10-Q. We did not meet the requirements to reclassify the Texas assets as held for sale until late June 2007, and the transaction was consummated on June 29, 2007. Since the transaction closed before the end of the quarter, we did not need to perform a detailed determination of the fair value of the Texas assets, as the fair value of integrating the WCA operations into the Florida operations and the net cash consideration of $15.6 million was more readily determinable.

w	We have considered how the additional taxable income from our acquired assets will affect our valuation allowance in current, purchase price allocation, and future periods. However, we believe that due to the lack of operating history relative to our U.S. operations, we have not yet achieved the “more-likely-than-not” criteria that will allow us to benefit our net operating loss carry-forwards and reduce goodwill acquired in these transactions.

5002 T- Rex Ave., Suite 200, Boca Raton, FL 33431
Phone: 561-237-3400 Fax: 561-237-3491
E-mail: ejohnson@wasteservicesinc.com

Securities and Exchange Commission
February 21, 2008

w	We have completed our 2007 annual impairment test for goodwill and have included it as Exhibit A to this letter. As indicated in our over-view memo we perform goodwill testing at each of our reporting units of East Canada, West Canada and Florida. We have included current taxes as part of our fair value calculations, and pursuant to EITF 02-13 “Deferred Income Tax Considerations in Applying the Goodwill Impairment Test in FASB Statement No. 142 Goodwill and Other Intangible Assets” we have benefited the acquirer’s limited use of our domestic net operating loss carry-forwards from our U.S. operations.

We believe we are consistent in how we provide and / or benefit tax considerations for goodwill impairment and the valuation of assets acquired. However, we believe there is a distinct difference between a market participant for hauling assets and a transfer station in a small market with private independent and public company haulers such as in our valuation of the WCA operations acquired, as opposed to a market participant for a much larger integrated reporting unit of a larger public enterprise as with our Florida reporting unit valuation for our annual goodwill impairment test.

We believe there are two different market participants for two different levels of asset acquisition, and there are different valuation assumptions for each level. Smaller market exchanges of assets are done primarily to gain efficiency either through increasing route density or to increase waste streams in a defined area. The exchanges are at the lower identifiable asset levels and pertain to particular routes, trucks or containers. Usually there are no specific tax attributes exchanged at these levels. The counter parties in these transactions are usually private haulers or public entities that consider how the assets acquired will generate additional taxable income.

Larger exchanges of whole reporting units can also be done to gain efficiency, route density and internalization of waste disposal volumes for larger public market participants or as a market entry platform for the acquirer. Since it is an acquisition of a larger business entity taken as a whole, the tax attributes of the entity are carefully considered and how those attributes fit within the acquiring entity’s future plans for the assets acquired or in certain instances it’s exit strategy from the assets acquired.

Therefore, we believe it is appropriate to benefit entity specific tax attributes for our annual impairment test for the Florida reporting unit and not benefit those entity specific attributes in the valuation of specific assets acquired in a specific market where other market participants would be subject to taxes.

w	We believe that some clarification is required with respect to the promissory note given to WCA. The transaction was a complex negotiation process to provide each party with what it wanted to receive as consideration and, although each of the note and the non-compete have seven-year terms, the note is not the consideration for the non-compete. Additionally, should WCA not honor its non-compete there is no provision in the note to allow for cessation of payments or enforcement of the non-compete. On the contrary, WCA has a security interest in the transfer station and permits acquired from them as collateral for the note. Furthermore, our senior credit facilities include a cross default provision for the non payment of indebtedness when due if the amount outstanding exceeds $5.0 million.

We have included our calculation of the WCA non-compete as Exhibit B. The value assigned to the non-compete was based upon the discounted cash flows, net of tax, of the in-place customer base assuming no attrition in the forecast period less, the discounted cash flows, net of tax, of the in-place customer base assuming loss of customers due to WCA re-entering the market, plus the future tax deductible asset generated by the value of the non-compete. The discount rate was estimated at the rate of the required return for the specific intangible asset. The synergies included in the valuation included but were

5002 T- Rex Ave., Suite 200, Boca Raton, FL 33431
Phone: 561-237-3400 Fax: 561-237-3491
E-mail: ejohnson@wasteservicesinc.com

Securities and Exchange Commission
February 21, 2008

not limited to use of employed drivers, support staff, our fuel pricing, usage of our facility for efficiency, our efficiency for compaction and transportation for final disposal, and our pricing for recovered commodity sales revenue as well as our insurance rates and established back office functions. Additionally, should there be a default in the note Article 6.1(e) relieves WCA from the non-compete.
In addition, should you have any questions regarding this letter or our responses to your comments, please contact either Ed Johnson, Executive Vice President and Chief Financial Officer or Brian Goebel, Vice President and Chief Accounting Officer at 561-237-3400.
Yours truly,
WASTE SERVICES, INC.
/s/ Edwin D. Johnson

Edwin D. Johnson
Executive Vice President and Chief Financial Officer
EDJ/dmc

5002 T- Rex Ave., Suite 200, Boca Raton, FL 33431
Phone: 561-237-3400 Fax: 561-237-3491
E-mail: ejohnson@wasteservicesinc.com